July 27, 2010

Terence O’Brien

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

RE:          Letter dated July 13, 2010

Primoris Services Corporation

Form 10-K for the fiscal year ended December 31, 2009

Filed March 11, 2010

Definitive Proxy Statement on Schedule 14A filed April 23, 2010

Form 10-Q for the period ended March 31, 2010

File No. 1-34145

Dear Mr. O’Brien:

This letter responds to your letter dated July 13, 2010 relating to Primoris Services Corporation (“we,” “us,” or the “Company”).  A copy of your letter is attached for your convenience.  Our responses correspond to the numbers placed adjacent to the comments in your letter.

Form 10-K for the year ended December 31, 2009

Item 1. Business, page 3

Customers, page 6

1.             We note that two of your customers represented more than 10% of your revenues.  In future filings, please identify these customers. Refer to Item 101(c)(1)(vii) of Regulation S-K.

We have reviewed the requirements of Item 101(c)(1)(vii) of Regulation S-K which require a discussion of our dependence on large customers and the potential impact of losing large customers.  Specifically, disclosure is required “if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues AND the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole” (emphasis added).

As discussed in Item 1 of our 2009 Form 10-K, we are a construction company that enters into a significant number of contracts on an annual basis.  In the “Customers”

section, we stated that we are not dependent upon any one customer in any year. The table supports that statement by showing that the two customers that exceeded 10 percent of our revenues in 2009 had not done so in the previous two years.  We also noted that a small number of customers may constitute a substantial portion of our revenues in any one year, and we named our significant customers over the past few years.

We also discussed that construction contracts are obtained primarily through competitive bidding or through negotiations with long-standing customers.  The awarding of a large contract and the subsequent construction activities can result in significant future revenues for a specific project, and we listed our largest ongoing construction projects.   However, by the nature of the construction business, there is not a “loss” of a customer at the end of a construction project.  Furthermore, the best of long-standing relations cannot add to future revenues when general macroeconomic or industry specific conditions cause a downturn in construction activity levels.  Our financial results are not dependent on one customer but rather the performance of the utility and energy industries in our markets.

2.             In future filings, please revise to include the information required by Items 101(e)(3) and (4) of Regulation S-K.

In future filings, we will include specific reference to the website information and availability of copies of SEC filings.

Please note that we did include this information on page 7 of our Proxy Statement for our 2010 Annual Meeting of Shareholders and that we incorporated the Proxy Statement by reference in Items 10-14.

3.             In future filings, please revise to include the number of holders of each class of your common equity, as of the latest practicable date.  Refer to Item 201(b) of Regulation S-K.

For future filings, we will include the number of holders of each class of our common equity.

By way of information, as of July 15, 2010, there were 76 holders of record of our 44,215,015 shares of common stock outstanding, one holder of record for 23,596 Units and five holders of record of our 3,771,274 warrants.

Management’s Discussion and Analysis, page 24

4.             In future filings please clarify the nature and extent of your international operations.  For example, we note on page 7 the table showing projects being performed in Thailand and Australia, which projects have an aggregate contract value material to your 2009 revenues.  However, you disclose on page 17 that revenue outside the United States was attributable to only Canada.  In the risk factor on page 17, you note the legal, political and economic risks associated with conducting business in foreign countries.  Please tell us and disclose in future filings to the extent material, the impact to your business in Thailand as a result of the recent unrest there.  Also, please confirm to us, if true, that “the international project” mentioned on page 24 of the March 31, 2010 Form 10-Q is the one in Australia.

In future filings, the Company will clarify the nature and extent of our international operations.

The risks outlined in the Risk Factors on page 17 of the Form 10-K identify the various risks to the Company for international projects.  The Company discontinued construction segment operations in Ecuador during 2009, and at this time, our international exposure is limited to our engineering segment.  Currently, all of our transactions are in US dollar denominations.  When possible, we attempt to service international projects through our Canadian subsidiary, Born Heaters, ULC. as the Canadian government provides certain indemnification programs and project risk guarantees for both political risk and backing of letters of credit.  However, we serve some projects, such as the Australian project, from our US-based subsidiary Onquest, Inc.

In 2009, we derived approximately 2.9 percent of our total revenue and 23.1% of our engineering segment revenue from a project in Thailand.  As shown in the Ongoing Projects table, this project was virtually complete at the end of 2009.    The unrest in Thailand earlier this year had no impact on the project, and during the first part of 2010, we received customer acceptance of the project.  It is this “international” project to which we refer in our March 31, 2010 Form 10-Q in discussing a decrease in Born revenues.  At this time, we have no other projects in Thailand.  No other international project exceeded over 1 percent of our revenues in 2009.

As shown in the Ongoing Projects table, the Australian project did not start until 2010.

Liquidity and Capital Resources, page 35

5.             You disclose you currently have a $20.0 million credit which expires October 28, 2012, under which you can issue letters of credit for up to $15.0 million, a credit facility of $15.0 million which expires October 27, 2010, and a $10 million (Canadian dollars) facility for commercial letters of credit in Canada with an expiration date of December 31, 2012, under which letters of credit of $5.3 million and $5.0 million were outstanding as of December 31, 2009 and 2008, respectively.  In future filings, please clearly disclose for each of these facilities how much is outstanding and how much is available for borrowings or for issuing letters of credit, as of the periods presented.

In future filings, the Company will clearly disclose for each of our credit facilities, the dollar amount outstanding for letters of credit for both the current year and the same period in the prior year.

For information purposes, the following summarizes the amount of the letters of credit outstanding at March 31, 2010:

Revolving Loan A - $20.0 million credit line, with $ 16.4 million in available borrowing capacity.  Total letters of credit outstanding were $3.6 million at March 31, 2010 and $0.8 million at December 31, 2009.

Revolving Loan B - $15.0 million credit line, with $15.0 million in available borrowing capacity.  There were no letters of credit outstanding March 31, 2010 and December 31, 2009.

$10.0 million Canadian credit line, with $4.7 million available for additional letters of credit. Total letters of credit outstanding amounted to $5.3 million at March 31, 2010 and December 31, 2009.

Item 9A.  Controls and Procedures, page 42

Evaluation of Disclosure Controls and Procedures, page 42

6.             We note the qualification in the last sentence of the first paragraph.  Please confirm to us, and revise accordingly in future filings, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

For purposes of our Annual Report on Form 10-K for the year ended December 31, 2009, we confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

In future filings, we will state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives. We will then report on the conclusions of our chief executive officer and our chief financial officer.

Item 10.  Directors, Executive Officers and Corporate Governance, page 43

7.             In future filings, please revise to include the age of each listed executive officer.  Refer to Item 401(b) of Regulation S-K.

In future filings the Company will include the age of each listed executive officer in Item 10 of Form 10-K.

Please note that we did incorporate by reference our Proxy Statement for our 2010 Annual Meeting of Stockholders.  We show the ages for the executive officers in the preamble to the Compensation Tables on page 27 of the Proxy Statement.

Item 15.  Exhibits, Financial Statement Schedules, page 44

8.             We note that you have not filed on EDGAR the schedules to your loan and security agreement filed as exhibit 10.24 to the Form 10-K.  We also note that you incorporate this agreement by reference to a Form 8-K filed on August 6, 2008.  Please amend this Form 8-K to file a complete, executed copy of this agreement, including all schedules.

The August 6, 2008 Form 8-K will be amended on Form 8-K/A to include the schedules to the loan and security agreement.  We expect to file the amendment by July 30, 2010.

9.             We note that you have not filed on EDGAR the schedules to your loan and security agreement filed as exhibit 10.27 to the Form 10-K.  We also note that you incorporate this agreement by reference to a Form 8-K filed on November 4, 2009.  Please amend this Form 8-K to file a complete, executed copy of this agreement, including all schedules.

The November 4, 2009 Form 8-K will be amended on Form 8-K/A to include the schedules to the loan and security agreement.  We expect to file the amendment by July 30, 2010.

Definitive Proxy Statement on Schedule 14A

General

10.          We note that you have not provided disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that disclosure was unnecessary.

As noted in our discussion concerning the Board role in risk oversight, “unlike some publicly traded companies, our board and executive officers maintain a significant ownership interest”.  In the Compensation Discussion and Analysis overview section, we noted that we have entered into employment agreements with many of our executive officers.  We also noted that we have continued in place the compensation practices that we had in place as a private company prior to the July 2008 reverse merger that made us a publicly listed company.  These practices included an annual discretionary bonus.  We stated that these discretionary bonus amounts “were not tied to attaining specific financial results.”

We believe that since there is no specific relationship between attaining a financial goal and since the officers maintain a significant ownership interest, our compensation policy does not create any risks that are reasonably likely to have a material adverse effect on us.  The compensation practices discussed for the executive officers are the same as those applied to all levels of the company.  That is, performance bonus amounts for employees are not tied to attaining specific financial results.

Since we believe that it is not likely that our compensation policies and practices are reasonably likely to create risks that would have a material adverse impact on the Company, we believe that we complied with the intent of Item 402(s) of Regulation S-K.

Board Structure and Committee Composition, page 17

11.          We note your disclosure in the second paragraph that Mr. Pratt serves as both your Chief Executive Officer and Chairman of the Board.  In future filings, please revise to disclose whether you have an independent lead director, and if so, describe the specific role the independent lead director plays in the leadership of the Board.  Refer to Item 407(h) of Regulation S-K.

In future filings, we will disclose that we have an independent lead director, and will describe the specific role the lead director plays in the leadership of the Board.

In our second paragraph, we note that Mr. Cook had been appointed by the Board as Chairman for the meetings of independent directors.

On May 14, 2010, we issued a press release, and filed a Form 8-K, announcing the appointment of Mr. Cook as Lead Director of our Board of Directors.  As Lead Director his responsibilities include chairing the Board meetings in the absence of the Chairman, chairing executive sessions, acting as the principle liaison between the Chairman and the Independent Directors and serving as the contact director for stockholders.

Form 10-Q for the period ended March 31, 2010

Note 7 — Equity Method Investments, page 11

12.          You disclose herein information for the investments in All Day Electric and St.-Bernard Levee Partners, and on page 24, you mention a “Clean Energy” project.  We note these investments/projects were not mentioned in your Form 10-K.  Please explain why not.  Also, in future filings, please clarify the meaning of your disclosure, “ARB recognized $X in revenues in the three months ended…” with regard to OMPP and All Day Electric.  It is not obvious whether you are referring to an element of your accounting for the investment, or related party sales between ARB and the equity method investments, or something else.

We did not mention the All Day Electric investment in our Form 10-K because we believe that it was not material.  We did include the information in the March 31, 2010 Form 10-Q because All Day Electric entered into a loss position in the quarter, and while the loss was not material, we believed that a conservative disclosure position was warranted.

If we had included the All Day Electric information in our December 31, 2009 Form 10-K, the following would have been added to our equity investment footnote:

The Company purchased a 49% interest in All Day Electric (“All Day”) in December 2008 for $500 and accounts for this investment under the equity method. All Day engages in electrical construction activities mainly in Northern California. The following is a summary of the financial position and results as of and for the years ended December 31:

	2009	2008
All Day Electric
Balance sheet data:
Assets	$5,661	$1,763
Liabilities	4,615	1,025
Net assets	$1,046	$738
Company’s equity investment in affiliate	$513	$500

	2009	2008	2007
Earnings data:
Revenue	$17,521	$5,687	$9,250
Gross profit	1,504	1,171	1,574
Earnings after taxes	$352	$60	$426
Company’s equity in earnings	$13	$—	$—

At December 18, 2009, the Company acquired James Construction Group (“JCG”).  As part of the acquisition, we acquired a 30 percent interest in the St. Bernard Levee Partners investment. The partnership is engaged in construction activities in Louisiana.  As shown in the March 31, 2010 Form 10-Q, at December 31, 2009, the balance sheet information showed net assets for the partnership of $1.1 million and an equity investment of $0.378 million.  For the year ended December 31, 2009, JCG’s equity in earnings was less than $0.020 million.  We believe that these amounts were not material at December 31, 2009, and therefore did not include the information in our Form 10-K.

The Company inadvertently referred to the “Clean Energy” project by name, rather than describing the reduction in revenues as being due to decreases associated with an unusually large project, which is the description used in the quarterly reports for 2009.

In future filings, the Company will clarify our discussion of the related party revenue disclosure.

The phrase “ARB recognized $X in revenues in the three months ended…” referred to revenues recognized by ARB, a subsidiary of the Company, from related parties created by our equity investments in OMPP and All Day Electric.

Note 9 — Intangible Assets, page 13

13.          Please revise future filings, beginning with your June 30, 2010 Form 10-Q, to disclose the amount of goodwill allocated to each of your reportable segments.  Refer to ASC Topic 350-20-50-1.  Given the change in the number of segments you report beginning in fiscal 2010, please revise in future annual filings your related critical accounting policy to disclose the number of reporting units you use in order to test for goodwill impairment.

The Company will revise future filings, beginning with our June 30, 2010 Form 10-Q, to disclose the amount of goodwill allocated to each of our three reportable segments, in accordance with ASC Topic 350-20-50-1.

In future filings, we will also revise the related critical accounting policies section of Item 7 of Form 10-K to disclose the number of reporting units the Company uses for testing goodwill impairment.

For information purposes, at March 31, 2010, the following lists goodwill amounts by segment:

East Construction Services	$57,237
West Construction Services	—
Engineering	2,441
Total	$59,678

Item 4.  Controls and Procedures, page 31

Disclosure Controls and Procedures, page 31

14.          We note the qualification in the last paragraph.  Please confirm to us, and revise accordingly in future filings, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their state objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

For purposes of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, we confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

In future filings, we will state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives. We will then report on the conclusions of our chief executive officer and our chief financial officer.

General

The Company acknowledges that:

1.     The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company recognizes that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in our response to your comments on our filing.

We believe that we have responded to the questions and issues that you addressed in your letter.  Please contact me at (949) 454-7121 if you have any questions or comments.

Very truly yours,

Peter J. Moerbeek
Executive Vice President,
Chief Financial Officer